Amendment to Bylaws

Paragraph 13 of the By-laws of the Dunes Hotels and Casinos, Inc. is amended to read as follows:

      "13. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) directors. Directors need not be stockholders of the corporation, residents of the state of New York, or citizens of the United States in order to qualify. Directors must be over 18 years of age and shall be elected at annual meetings of the stockholders. Each director shall be elected to serve for one year and until his successor shall be elected and shall qualify."

Dated: June 18, 1997